

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Gary Pilnick
President
WK Kellogg Co
One Kellogg Square
Battle Creek, Michigan 49016

> **Re: WK Kellogg Co**
> **Amendment No. 2 Registration Statement on Form 10**
> **Filed August 23, 2023**
> **File No. 001-41755**

Dear Gary Pilnick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 2 to Form 10 Filed on August 23, 2023

Unaudited Pro Forma Combined Financial Statements, page 73

1. We note that several pro forma adjustments have been combined into single amounts on the face of your pro forma combined financial statements. Please present your pro forma adjustments on a gross basis to provide a clear understanding of how the amounts included in the footnotes correspond to the adjustments presented in the pro forma financial statements.

2.   The pro forma financial statements appear to give effect to several agreements that have not been finalized, including a proposed Credit Agreement and the Separation and Distribution Agreement, the Employee Matters Agreement, the Supply Agreement, the Intellectual Property Agreements, and the Tax Matters Agreement between you and Kellogg ParentCo. Please tell us whether or not you expect to finalize such agreements prior to the distribution and confirm you will refrain from applying pro forma adjustments for transactions not evidenced by agreements in place. Also clarify how you ultimately intend to reflect the Transition Services Agreement within your pro forma financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing